SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.     English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated March 9, 2017, regarding resignation of Chief Financial Officer

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 09, 2017

Comisión Nacional de Valores

Mr. Marcos Ayerra

RE.: Resignation of Chief Financial Officer

Dear Sir,

In my capacity as Chairman of Telecom Argentina S.A., (“Telecom Argentina” or the “Company”) I hereby inform you that Mr. Ignacio Moran, has communicated his decision to resign due to personal matters, effective March 31, 2017, leaving his position as CFO of the Company.

As from March 9, 2017, the functions of the current CFO office will be segregated in two areas: Planning, Administration and Control, in charge of Mr. Héctor Gaspar Buscalia; and Finance in charge of Mr Pedro Gastón Insussarry who will be acting as CFO in an interim manner.

Yours sincerely,

Telecom Argentina S.A.

/s/ Mariano M. Ibañez
Mariano M. Ibañez
Chairman of the Board of Directors

FOR IMMEDIATE RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 9th , 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations